August 31, 2005

VIA EDGAR AND COURIER (SEC Mail-Stop 0408)

Mr. Donald A. Walker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Equitable Financial Corp.
Form SB-2
File No. 333-126617

Dear Mr. Walker:

On behalf of Equitable Financial Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on July 15, 2005.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on August 15, 2005. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus has been updated to include financial information for the year ended June 30, 2005. The prospectus included in the Amended Registration Statement also reflects revised disclosure in response to legal and accounting comments received from the Office of Thrift Supervision (“OTS”). A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, is included with this letter.

Mr. Donald Walker

August 31, 2005

Prospectus Cover Page

Comment No. 1:

Revise the third sentence of the fourth paragraph to indicate that, “(I)f the offering is extended beyond (Extension Date 1), subscribers will have their funds promptly returned unless they reconfirm their subscription.”

Response to Comment No. 1:

The requested change has been made. See cover page.

The Offering - Purchase Price, page 4

Comment No. 2:

Revise to delete the second sentence or revise the sentence to indicate Sandler O’Neill will receive fees from the proceeds.

Response to Comment No. 2:

The requested change has been made. See page 4.

Risk Factors - Risks Related to Our Business, page 18

Comment No. 3:

Revise the second risk to add disclosure of the costs incurred for the offices opened since March 31, 2005. In addition, disclose how many new employees have been hired for these offices. If additional costs are expected to be incurred for these new offices and/or new employees are anticipated for these offices, please disclose.

Response to Comment No. 3:

The requested change has been made. See page 18.

Comment No. 4:

Revise the risk related to increased commercial lending to disclose the largest exposure to one borrower and the internal and/or regulatory cap on exposure to one borrower.

Mr. Donald Walker

August 31, 2005

Response to Comment No. 4:

The requested change has been made. See page 19.

Use of Proceeds, page 28

Comment No. 5:

Please disclose the estimated cost of the planned expansion of the new branches.

Response to Comment No. 5:

The requested change has been made. See page 29.

Pro Forma Data, page 33

Comment No. 6:

Please provide your calculation of the pro forma stock option expense from your captioned Pro Forma Net Income on pages 35 and 36 in your response letter.

Response to Comment No. 6:

As disclosed in Note 4 to the Pro Forma Data, the pro forma stock option expense was calculated using the Black-Scholes option-pricing formula with the assumptions set forth in Note 4. Due to the complexity of the Black-Scholes formula, Keller & Company, Inc., the Bank’s independent appraiser, used an on-line Black-Scholes calculator in determining the pro forma stock option expense. The Black-Scholes calculator used by Keller & Company is found on the Internet at www.derivativesmodels.com.

Comment No. 7:

Please revise footnote (4) on page 37 to include the calculation of the tax benefit of contribution to foundation currently presented as a netted amount in the Pro Forma Stockholders’ Equity sections on pages 35 and 36.

Response to Comment No. 7:

The Pro Forma table itself has been revised to include the three line items previously included in the “Plus: tax benefit of contribution to foundation” line item. See page 35.

Mr. Donald Walker

August 31, 2005

MD&A - Operating Strategy, page 49

Comment No. 8:

Revise the disclosures relating to non-deposit investments on page 51 to name the third party broker/dealer.

Response to Comment No. 8:

The requested change has been made. See page 50.

Securities, page 53

Comment No. 9:

We note that during the nine months ended March 31, 2005 and year ended June 30, 2004, $4.6 million and $1.8 million in repayments of principal, respectively, were received as a result of calls on U.S. Government-sponsored entity securities. Please provide in your response letter additional detail regarding these securities including, but not limited to, the issuer(s), purchase date(s), initial investment amount(s), call schedule and terms, amounts remaining in the portfolios, etc. Please explain the absence of any gain or loss at call. Discuss the anticipated effect of any remaining callable securities on your liquidity and your income from investments.

Response to Comment No. 9:

Schedules of the securities called during fiscal 2005 and the callable securities held at June 30, 2005 are attached. The Bank had one security called in fiscal 2004 (Cusip No. 3133MN6U0, purchase date - 4/30/2002, call date - 4/30/2004 and par - $555,000.00). There was no gain or loss at call on these securities as a result of the securities being purchased at par. The Bank does not anticipate a material impact of the remaining callable securities on the Bank’s liquidity or investment income. If the securities are called, the Bank anticipates it would use the funds to fund new loan originations from its expanding branch network. While liquidity would be marginally lower and income from investment securities would decrease, the Bank anticipates that overall interest income would increase as a result of the funding of the loans at higher rates of return.

Comment No. 10:

We note that as of March 31, 2005, you are holding equity investments with an amortized cost of $15,000 and a fair value of $732,000. Please provide in your response letter

Mr. Donald Walker

August 31, 2005

a discussion regarding these investments, including when you purchased both of the issues, the number of shares and the original unit or share price(s), etc. Discuss the impact of any stock dividends or other distributions that may have changed the basis per share.

Response to Comment No. 10:

At June 30, 2005, equity securities consisted of 11,302 shares of Freddie Mac common stock (amortized cost of $11,000 and fair value of $737,000) and a mutual fund which is used to hold the dividends earned on the Freddie Mac stock, until the funds are withdrawn. The Freddie Mac stock was purchased, the Bank believes, in the 1960s, but the Bank has no records of the original purchase date. The Bank is attempting to collect this information. While the Bank has held the Freddie Mac stock, Freddie Mac has declared several stock splits, none of which have had any effect on the aggregate cost basis. According to Bank records, there have been no stock dividends on the Freddie Mac stock.

Allowance for Loan Losses, page 69

Comment No. 11:

We note you recorded a $250,000 partial recovery of a commercial loan that was previously charged off in 2002. Please tell us why you accounted for this recovery as a direct credit to the provision for loan losses rather than a recovery to the allowance for loan losses. A review of your September 30, 2002 Call Report data appears to indicate that you had initially recorded this as a charge-off to your allowance for loan losses. Please provide persuasive evidence supporting your current accounting or revise your financial statement to gross up your provision for loan losses and recoveries in your allowance for loan losses. We note paragraph 9.34 of the AICPA Audit and Accounting Guide.

Response to Comment No. 11:

Please see revised disclosure clarifying that the partial recovery was recorded as a recovery to the allowance and not as a direct credit to the provision for loan losses. See pages 60, 64 and 66.

Liquidity Management, page 73

Comment No. 12:

Noting that the FHLB advances are costing significantly more than the securities available for sale are earning, briefly discuss why the Bank is holding the securities. In addition, if prepayment penalties will occur on early payment of the advances, disclose the potential amounts.

Mr. Donald Walker

August 31, 2005

Response to Comment No. 12:

The Bank’s primary investment objective for its securities portfolio is to provide and maintain liquidity, not to generate interest income. The Bank uses FHLB advances primarily as a source of funds for loans, which are, on average, earning more than the Bank’s FHLB advances. Accordingly, the Company believes that it would be inaccurate to link the yield on the securities portfolio to the cost of FHLB advances, as is suggested by the first sentence of this comment.

In addition, the Bank believes that it currently could not liquidate the securities portfolio and prepay the FHLB advances and without reborrowing the funds and purchasing additional securities, as the Bank has pledged over $11.0 million of the securities portfolio to secure public funds. Although the Bank has not completed a formal analysis, the calculation of the FHLB prepayment penalties are such that, under EITF 96-19 - “Debtor’s Accounting for Modification or Exchange of Debt Instruments” the Bank does not believe it would be exchanging debt on substantially different terms. This would result in the Bank recording the prepayment penalty fees as a premium and amortizing these to interest expense over the remaining term of the new or modified debt instrument making restructuring the borrowings more desirable.

Prepayment penalties associated with the FHLB advances have been disclosed on page 69.

Off-Balance Sheet Arrangements, page 75

Comment No. 13:

Revise to disclose whether the Bank or Company anticipates engaging in hedging activities in the future.

Response to Comment No. 13:

The requested change has been made. See page 70.

Current Agreements, page 81

Comment No. 14:

In the second bullet point, please disclose the maximum amount of the incentive bonus that could be paid. If there is no maximum, please note.

Mr. Donald Walker

August 31, 2005

Response to Comment No. 14:

The requested change has been made. See page 77.

The Reorganization and Stock Offering - Effect on Voting Rights of Members, page 99

Comment No. 15:

Noting in the last sentence of the second paragraph that “most” matters will be controlled by the MHC, revise to disclose those matters that will not be controlled by the MHC.

Response to Comment No. 15:

The requested change has been made. See page 95.

Structure of the Charitable Foundation, page 116

Comment No. 16:

Revise to briefly discuss compensation of the directors, whether or not employees are expected to be hired and whether or not there are any requirements to make grants and loans.

Response to Comment No. 16:

The requested change has been made. See pages 112 and 113. As discussed with SEC staff, the requirements for making grants and loans are described on page 113.

Beneficial Ownership Limitations, page 119

Comment No. 17:

Revise to add a risk factor disclosing that no person can repurchase more than 10% of the stock for a period of 5 years. The caption should state, “Possible adverse impact on price may result from charter restrictions on accumulating stock” or another similar caption.

Response to Comment No. 17:

The requested change has been made. See page 23.

Mr. Donald Walker

August 31, 2005

Financial Statements for the Nine Months Ended March 31, 2005 and for the Years Ended June 30, 2004 and 2005

General

Comment No. 18:

Please note that the updating requirements of Item 310(g) of Regulation S-B.

Response to Comment No. 18:

The comment is noted.

Comment No. 19:

Please file updated consents for all audited financial statements included in your next filing.

Response to Comment No. 19:

The updated consent has been filed as Exhibit 23.2.

Financial Statement Footnotes, page F-7

Comment No. 20:

Please include a footnote detailing the current employment contractual arrangements you refer to on page 81.

Response to Comment No. 20:

The requested change has been made. See page F-23.

Note 1 - Account Policies, page F-9

Comment No. 21:

Please include an accounting policy for brokerage fee income.

Response to Comment No. 21:

The requested change has been made. See page F-10.

Mr. Donald Walker

August 31, 2005

Note 2 - Securities, page F-11

Comment No. 22:

We note the securities available-for-sale footnote disclosures of fair value, gross unrealized gains and gross unrealized losses. Please revise your disclosure to also include the carrying value of securities available-for-sale in each of the prescribed categories. Refer to Item 9-03(6)(a) of Regulation S-X.

Response to Comment No. 22:

The disclosure has been revised to include the carrying amount on page F-12.

Note 5 - Premises and Equipment, net, page F-16

Comment No. 23:

We note that the company has opened two loan production offices since March 31, 2005 and has plans to open an additional loan production office in August 2005. Please revise this note when you update your financial statements to clearly indicate all historical and planned expenditures on these offices. As a related matter, please revise your contractual obligation disclosures which are currently on page 74, as necessary.

Response to Comment No. 23:

The requested change has been made. See page F-17. See also page 69.

Note 11 - Loan Commitments and Other Related Activities, page F-23

Comment No. 24:

In the second paragraph of the footnote, you state that you have recorded a liability for funding commitments as of the balance sheet dates presented. Please revise to clarify whether this liability includes only your low income housing partnership funding commitments or also includes the fair value of your exposures to credit losses due to nonperformance by the counterparty (e.g. commitments to extend credit, standby letters of credit, and unused lines of credit).

Response to Comment No. 24:

The requested revision has been made. See page F-24.

Mr. Donald Walker

August 31, 2005

Legal and Tax Opinion Exhibits

Comment No. 25:

Revise to include final versions, dated and signed, in a pre-effective amendment.

Response to Comment No. 25:

Final opinions are included as Exhibits 5.0, 8.1 and 8.2.

* * * * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned or Aaron M. Kaslow at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Michael Clampitt, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
Amanda Roberts, Securities and Exchange Commission
Richard L. Harbaugh, Equitable Financial Corp.
Paul M. Aguggia, Esq.
Aaron M. Kaslow, Esq.

PBC

INVESTMENT TYPE	DESCRIPTION	CUSIP	PURCHASE DATE	MATURITY DATE	CALL DATE	PAR	Value at 6/30/04	Value at 6/30/05	Amount Called	Premium Discount Activity For the Year	Date Called
4C	FARM CREDIT AFS	31331TJL6	Mar-04	29-Oct-07	29-Oct-04	500,000.00	506,274.93	0.00	500,000.00		29-Oct-04
4C	FHLB BOND AFS	3133X6B88	Apr-04	30-Apr-09	30-Jul-04	1,000,000.00	1,000,000.00	0.00	1,000,000.00		29-Oct-04
4C	FHLB BOND AFS	3133X6H82	May-04	13-Nov-08	13-Aug-04	500,000.00	500,000.00	0.00	500,000.00		16-Nov-04
4C	FHLB BOND AFS	3133X6LG9	May-04	11-May-09	11-Jun-04	500,000.00	500,000.00	0.00	500,000.00		14-Sep-04
4C	FHLB BOND AFS	3133X6ML7	May-04	14-Nov-07	14-Jun-04	500,000.00	500,000.00	0.00	500,000.00		14-Sep-04
4C	FHLB BOND AFS	3133X72C7	May-04	27-May-09	27-Aug-04	555,000.00	555,000.00	0.00	555,000.00		30-Aug-04

		Totals					$3,561,274.93	$0.00	$3,555,000.00	$25,351.00

								GL #12301000 F	F

INVESTMENT TYPE	DESCRIPTION	CUSIP	Fairmarket Value	Difference	Gains	Losses	One year/less	1-5 year	5-10 years
4C	FARM CREDIT AFS	31331TJL6	0.00	0.00		0.00		0.00
4C	FHLB BOND AFS	3133X6B88	0.00	0.00		0.00		0.00
4C	FHLB BOND AFS	3133X6H82	0.00	0.00		0.00		0.00
4C	FHLB BOND AFS	3133X6LG9	0.00	0.00		0.00		0.00
4C	FHLB BOND AFS	3133X6ML7	0.00	0.00		0.00		0.00
4C	FHLB BOND AFS	3133X72C7	0.00	0.00		0.00		0.00
			$ 0.00	$0.00	$0.00	$0.00	$0.00	$0.00

			F	GL #12304000	F	F	F

PBC	Prepared by Client
F	CC verified the mathematical accuracy of the spreadsheet without exception.
A	CC traced and agreed to the FTN Financial PASPort statement of “Holdings and Fair Value Report” as of 6/30/05 without exception.
RX	CC recalculated without exception.
B	CC agreed that the maturity date to the maturity column (1-5 years, less than 1 year) based on the maturity per the FTN report without exception.
>12 mo	CC compared the securities unrealized losses to the prior year unrealized losses and noted all losses are greater than 12 months.

PBC

INVESTMENT TYPE	DESCRIPTION		CUSIP	PURCHASE DATE	MATURITY DATE		CALL DATE	PAR	Value at 6/30/04	Value at 6/30/05		Amount Called	Premium Discount Activity For the Year	Date Called
4C	FHLB BOND AFS	x	3128X2K95	Mar-04	18-Sep-07	A	18-Sep-05	500,000.00	503,425.30	500,000.00	A
4C	FHLB BOND AFS	x	3128X2YZ2	Mar-04	3-Mar-08	A	3-Sep-05	500,000.00	504,296.82	500,000.00	A
4C	FHLB BOND AFS	x	3133X65X0	Apr-04	26-Oct-07	A	26-Oct-05	485,000.00	485,000.00	485,000.00	A
4C	FHLB BOND AFS	x	3133X67B6	Apr-04	30-Apr-09	A	30-Oct-05	1,000,000.00	1,000,000.00	1,000,000.00	A
4C	FHLB BOND AFS	x	3133X6AW6	Apr-04	30-Apr-09	A	30-Oct-05	500,000.00	500,000.00	500,000.00	A
4C	FHLB BOND AFS	x	3133X6B47	Apr-04	30-Oct-07	A	30-Oct-05	500,000.00	500,000.00	500,000.00	A
4C	FHLB BOND AFS	x	3133X6G91	May-04	12-Nov-08	A	12-Aug-05	1,000,000.00	1,000,000.00	1,000,000.00	A
4C	FHLB BOND AFS	x	3133X6L38	May-04	14-Nov-07	A	14-Aug-05	500,000.00	500,000.00	500,000.00	A
4C	FHLB BOND AFS	x	3133X6LA2	May-04	13-Nov-06	A	13-Aug-05	500,000.00	500,000.00	500,000.00	A
4C	FNMA BOND AFS	x	3136F5SP7	May-04	10-May-06	A	10-Aug-05	500,000.00	500,000.00	500,000.00	A

			Totals						$5,992,722.12	$5,985,000.00		$0.00	$25,351.00

										GL #12304000 F		F

PBC

INVESTMENT TYPE	DESCRIPTION	Fairmarket Value		Difference		Gains	Losses		One year/ less		1-5 year		5-10 years
4C	FHLB BOND AFS	491,320.00	A	(8,680.00)	A/RX		(8,680.00)	>12 mo			491,320.00	B
4C	FHLB BOND AFS	492,949.98	A	(7,050.02)	A/RX		(7,050.02)	>12 mo			492,949.98	B
4C	FHLB BOND AFS	480,150.00	A	(4,850.00)	A/RX		(4,850.00)	>12 mo			480,150.00	B
4C	FHLB BOND AFS	994,059.98	A	(5,940.02)	A/RX		(5,940.02)	>12 mo			994,059.98	B
4C	FHLB BOND AFS	498,904.99	A	(1,095.01)	A/RX		(1,095.01)	>12 mo			498,904.99	B
4C	FHLB BOND AFS	494,845.01	A	(5,154.99)	A/RX		(5,154.99)	>12 mo			494,845.01	B
4C	FHLB BOND AFS	996,559.98	A	(3,440.02)	A/RX		(3,440.02)	>12 mo			996,559.98	B
4C	FHLB BOND AFS	497,654.99	A	(2,345.01)	A/RX		(2,345.01)	>12 mo			497,654.99	B
4C	FHLB BOND AFS	493,125.00	A	(6,875.00)	A/RX		(6,875.00)	>12 mo			493,125.00	B
4C	FNMA BOND AFS	494,690.02	A	(5,309.98)	A/RX		(5,309.98)	>12 mo	494,690.02	B

		$5,934,259.95		$(50,740.05)	A/RX	$0.00	$(50,740.05)		$494,690.02		$5,439,569.93

		F		GL #12304000		F	F		F		F
				F

PBC	Prepared by Client
F	CC verified the mathematical accuracy of the spreadsheet without exception.
A	CC traced and agreed to the FTN Financial PASPort statement of “Holdings and Fair Value Report” as of 6/30/05 without exception.
RX	CC recalculated without exception.
B	CC agreed that the maturity date to the maturity column (1-5 years, less than 1 year) based on the maturity per the FTN report without exception.
>12 mo	CC compared the securities unrealized losses to the prior year unrealized losses and noted all losses are greater than 12 months.

August 31, 2005

VIA FEDERAL EXPRESS

Office of Thrift Supervision

Midwest Region

225 E. John Carpenter Freeway

Suite 500

Irving, Texas 75062-2326

Re:	Forms MHC-1 and MHC-2 and Application H-(e)1-S filed on behalf of

Equitable Federal Savings Bank of Grand Island

Equitable Financial Corp.

Equitable Financial MHC

Grand Island, Nebraska

Dear Sir/Madam:

On behalf of Equitable Federal Savings Bank of Grand Island (the “Bank”), Equitable Financial Corp. (the “Company”) and Equitable Financial MHC (the “MHC”), enclosed please find one (1) original and two (2) copies of Amendment No. 1 to the Notice of Mutual Holding Company Reorganization on Form MHC-1. Please be advised that three (3) conformed copies of Amendment No. 1 to the MHC-1 have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 516.40.

Additionally, enclosed please find three (3) conformed copies of Amendment No. 1 to the Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2 pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 563b.155. Please be advised that one (1) original and three (3) conformed copes of Amendment No. 1 to the Form MHC-2 have been filed with the Applications Filing Room in Washington, D.C.

Please note that Amendment No. 1 to the Form MHC-1 and Amendment No. 1 to the Form MHC-2 are being filed in response to the Staff’s legal comments received by telephone on August 16, 2005 and issued by letter dated August 17, 2005 and the Staff’s accounting comments received by telephone on August 11, 2005. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses. The prospectus has also been updated to include financial information for the year ended June 30, 2005. Additionally, the prospectus reflects revised disclosure in response to comments received from the Securities and Exchange Commission (the “SEC”) on the

Application Filing Room

August 31, 2005

Registration Statement on Form SB-2 filed by the Company. A copy of the SEC response letter, which includes all SEC comments and the Company’s responses, is included with this letter.

Legal Comments Received via Letter Dated August 17, 2005

Comment No. 1:

Update all of the pertinent filings with June 30, 2005 financial data and discussion.

Response to Comment No. 1:

The filings have been updated for June 30, 2005 financial data and discussion.

Comment No. 2:

Provide a detailed discussion of the need for, and the benefit to Equitable for, entering into the seven proposed employment contracts in connection with this conversion.

Response to Comment No. 2:

The Bank believes that the seven employment agreements are integral to the implementation of its strategic business plan. First, three of the individuals (Messrs. Gdowski, McKeown and Burford) are recent hires that are crucial to the success of the Bank’s branch expansion strategy. North Platte and Omaha are geographic markets in which the Bank has no previous operating experience. Messrs. McKeown and Burford have significant banking experience in these two markets, respectively, and will serve the Bank as Presidents of Community Banking for each location. Mr. Gdowski has significant banking experience and will serve as Chief Branch Operating Officer for the Bank. The Bank’s ability to operate successfully in these new markets and with its expanding branch network will be dependent, in part, on its ability to retain these three individuals.

The four remaining officers to receive employment agreements (Messrs. Harbaugh, Marco, Dohmen and Pfeifer) have all served the Bank for several years, have been crucial to the success of the Bank to date and are critical to the operations of the Bank moving forward. As noted in the prospectus, these four individuals will serve the following capacities after the reorganization:

Mr. Harbaugh	Chief Executive Officer of the Bank and Chairman of the Board, Chief Executive Officer and President of the Company and the MHC

Application Filing Room

August 31, 2005

Mr. Marco	Executive Vice President and Chief Financial Officer of the Bank, the Company and the MHC

Mr. Dohmen	President and Chief Lending Officer of the Bank

Mr. Pfeifer	Senior Vice President and Chief Investment Officer of the Bank and the Company

As with the recent hires, the Bank’s ability to operate successfully as the Bank expands in asset size and geographically will be dependent, in part, on its ability to retain these experienced individuals.

Additionally, five of the individuals to receive employment agreements (Messrs. Harbaugh, Pfeifer, Gdowski, McKeown and Burford) previously worked at institutions that were acquired. None of these individuals had employment or change in control agreements with their previous employer. The Bank believes it is imperative to provide these individuals with a certain level of comfort regarding their employment with the Bank in the future, as well as set forth the terms and conditions of each executive’s employment.

We also note that Mr. Harbaugh is the only executive receiving a three-year employment agreement. A three-year employment agreement is customary for the President and Chief Executive Officer of converting or reorganizing institutions. All remaining executives will receive two-year employment agreements, which will limit the ultimate exposure of the Company and/or Bank.

Comment No. 3:

The documents contained only DRAFT forms of the various legal and tax opinions in connection with this conversion. Provide final executed versions of these opinions.

Response to Comment No. 3:

Final opinions have been filed with the Form MHC-1 and Form MHC-2.

Comment No. 4:

Regarding the proposed contribution to the Charitable Foundation, we understand that an initial contribution of $100,000 cash plus 1.9% of EFC’s common stock will be made, which at the mid-point level, results in a total contribution of $575,000. Further, we understand that for tax considerations, the organization is permitted to deduct only an amount equal to 10% of their annual taxable income in any one tax year, with any excess

Application Filing Room

August 31, 2005

contribution carried over for the next five-year period following contribution. The documents state that the organization estimates that substantially all of the contribution should be tax-deductible over this six-year period. However, based on Equitable’s historical earnings before taxes, it appears that the organization may not be able to utilize a material portion of this contribution. Therefore, please provide a schedule detailing the estimated utilization of this contribution for tax considerations for each year during the six-year utilization period assuming the conversion at the mid-point level.

Response to Comment No. 4:

In addition to the contribution of cash and stock to the foundation, the Bank currently anticipates making an additional contribution of approximately $75,000 in fiscal 2006 not in connection with the reorganization. Based on the taxable income estimates (as provided by FinPro, Inc., the preparer of the Bank’s Business Plan) set forth below, the application of the 10% limitation should be as follows at the midpoint of the offering range:

Fiscal Year	Taxable Income before Charitable Contribution	Contribution to Foundation	Additional Contribution (not to foundation)	Total Contributions	Carryforward	10% Limit
2006	$451,000	$575,000	$75,000	$650,000	$—	$45,100
2007	227,000	—			604,900	22,700
2008	881,000	—			582,200	88,100
2009	1,460,000	—			494,100	146,000
2010	1,851,000	—			348,100	185,100
2011	1,851,000	—			163,000	185,100

Based upon the taxable income projected by FinPro, Inc., the above table illustrates that the entire contribution should be tax deductible over the permitted six-year period.

Comment No. 5:

Discuss Equitable’s plan for management and the board leadership succession that addresses, in the event of departure or retirement, who would be available to continue to implement the strategic plan both on an interim and long-term basis.

Response to Comment No. 5:

The Bank believes that it has a core of seasoned executive officers with leadership qualities. These executive officers include the seven individuals with whom the Bank intends to enter into employment agreements. Any combination of these individuals are extremely capable of implementing the Banks business plan and managing the Bank’s operations.

The Bank also recognizes that several of its directors are currently 75 years of age or older. Consistent with past practice, the Bank retains a pool of names of qualified individuals as

Application Filing Room

August 31, 2005

replacement directors. For example, from 2000 to 2003, the Bank appointed four new directors which lowered the average age of the Board. These four directors currently have an average age of 56.5.

Comment No. 6:

Equitable’s business plan describes the opening of at least three branch offices. Provide further details regarding the effect these branches have on Equitable’s operations and asset-liability management. Your discussion should detail on an individual branch basis the anticipated income and expenses, including how the related general and administrative (G&A) expenses associated with each branch office will be covered. Your discussion should also touch on the anticipated break-even point for each new branch.

Response to Comment No. 6:

As discussed with OTS Staff, this information is found at Tab 13 of the Business Plan.

Comment No. 7:

Discuss how the on-going raising of short-term interest rates by the Federal Reserve Bank will impact Equitable’s projections as provided in the business plan. In particular, discuss what steps Equitable has/will take to mitigate the effects of these interest rate increases on its financial statements.

Response to Comment No. 7:

See Attachment No. 1.

Comment No. 8:

Equitable has historically had a high level of G&A expenses. Discuss whether management anticipates any changes to reduce the level of G&A expenses and, if so, how these changes will help improve Equitable’s efficiency ratio.

Response to Comment No. 8:

See Attachment No. 2.

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August 31, 2005

Comment No. 9:

Provide us with copies of the publishers affidavits.

Response to Comment No. 9:

See Attachment No. 3.

Comment No. 10:

The proposed Expense Allocation Agreement (EAA) to be entered into by and between MHC, EFC and Equitable is too vague in the definition of the allocation of expenses between the entities. For instance, the allocation of expenses needs to have some basis (over and above a “good faith” effort) and the types of expenses allocated, and the mechanics for allocating those expenses, should be more clearly defined. Further, with regard to the requirement that EFC “shall pay all fees and other expenses” to Equitable, the terms of the EAA apparently limit that to expenses “attributed solely to the operations of EFC.” That suggests Equitable is solely responsible for all joint expenses shared between EFC and Equitable, which is not acceptable. Revise the EAA to address these concerns.

Response to Comment No. 10:

A revised Expense Allocation Agreement, blacklined to show the changes made, is filed with the Form MHC-1.

Comment No. 11:

The proposed Tax Allocation Agreement (TAA) to be entered into by and between EFC and Equitable is not acceptable in its present form. The following items should be addressed in a revised TAA:

a.	More clearly define the term “Subsidiaries” as it appears in the second unnumbered paragraph and Section 2(a) of the TAA;

b.	Delete the first sentence of the third unnumbered paragraph, as it appears to be superfluous. If a general statement of intent is deemed necessary, it is preferable for the sentence to state it has been concluded that taxes should be paid on an equitable basis between the parties;

c.	We are concerned with the last sentence of the third unnumbered paragraph. If you wish to retain this sentence, then include an additional statement that Equitable will not make the referenced payments except in compliance with all applicable laws and regulations, including Sections 23A and 23B of the Federal Reserve Act, Regulation O, and the capital distributions regulations;

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August 31, 2005

d.	The second and third sentences of Section 4(a) of the TAA seem rather ambiguous and perhaps mutually conflicting, at least by implication. You might correct this ambiguity by changing the third sentence to read, “Further, payments made by Subsidiaries to the Company shall be made no earlier than five days prior to,” which includes insertion of “Further” and the deletion of “in advance”; and

e.	In Section 5, 7(a) and 7(b), set a cap, preferably of five days or less, for the “approximate time,” “reasonable period,” and “reasonable time,” respectively. Also, as a matter of clarification, insert “within the specified time” or something similar in the last sentence of Section 7(c) just before the first comma in that sentence.

Response to Comment No. 11:

A revised Tax Allocation Agreement, blacklined to show the changes made, is filed with the Form MHC-1.

Comment No. 12:

For both the EAA and the TAA, provide us with a legal opinion that both agreements comply with all applicable laws, regulations, and Office of Thrift Supervision (OTS) policies. In particular, that the EAA complies with 12 C.F.R. Section 563.41 and Section 23B of the Federal Reserve Act, and that the TAA complies with the guidelines set forth in the Interagency Policy Statement on Income Tax Allocation in a Holding Company Structure adopted November 23, 1998.

Response to Comment No. 12:

As discussed with OTS Staff, please refer to the waiver request submitted by letter dated August 24, 2005.

Comment No. 13:

Provide a statement acknowledging that the OTS has not granted approval to either the EAA or the TAA.

Application Filing Room

August 31, 2005

Response to Comment No. 13:

The Staff is supplementally advised that the Bank acknowledges that the OTS has not granted approval to either the Expense Allocation Agreement or the Tax Allocation Agreement.

Comment No. 14:

The proposed DRAFT “Bank/Company Employment Agreement” is not acceptable in its present form and either should be substantially rewritten or deleted entirely from this process. At a minimum, the contract should make it clear that the duties and rights of the employee to and from Equitable are different from those to and from EFC, with Equitable in no way being responsible for those duties and rights to and from EFC. Additionally, you should demonstrate that the proposed contract complies with the Transactions with Affiliates restrictions and addresses the items raided in the following Item 15.

Response to Comment No. 14:

See revised employment agreements filed with the Form MHC-1 and Form MHC-2.

Comment No. 15:

The proposed DRAFT form of Employment Agreement (EA) to be entered into between Equitable and seven of its senior officers is unacceptable in its present form. The following items should be addressed in a revised EA:

a.	Since President and Chief Executive Officer (CEO) Richard Harbaugh is expected to have a three-year contract and the other six officers are expected to have two-year contracts, separate DRAFT EA’s for these different contracts should be provided for our review. We also note that the DRAFT EA includes items such as an automobile allowance. Is it Equitable’s intent to provide these perks for all seven senior officers? Since we are only being provided with a DRAFT form EA that has numerous blanks in it, please also provide us with a schedule detailing the proposed salary, bonuses, and other perks for each of the seven officers who will receive EA’s and compare these to the existing benefits received by these seven officers;

b.	We note that while EFC is given rights under the EA, and will also apparently be providing some of the compensation in the form of certain incentive benefits, EFC is not a party to the EA. The EA should more clearly specify to whom and from whom, Equitable or EFC, each of the obligations are owed, and make clear that Equitable is not liable for any benefits or compensation that is to be provided for by EFC;

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August 31, 2005

c.	The last blank in Section 1 should be completed with the word “Board” and, except for the CEO, the other officers would also be subject to those duties assigned by at least one other superior officer;

d.	Commit that the blank in Section 3(b) will be filled in with a number not to exceed the term of the initial contract (i.e., 36 months for Mr. Harbaugh and 24 months for the other six senior officers);

e.	Complete the blank in Section 11(c)(ii) related to the percent of base salary to be paid in the event of Disability. Also, state whether there is any defined period when these payments terminate and some other form of Disability payment begins;

f.	Delete the word “immediately” from Section 11(d)(i) as, at best, it does not add anything due to the further phrase “at any time” and, at worst, it could be construed to limit the regulatory requirement by requiring that the action must be done immediately, if at all;

g.	Delete the phrase “under this Agreement” from Section 11(d)(i)(5) as it may be construed as limiting the regulatory requirement;

h.	Amend Section 11(d)(ii) to both eliminate the required vote of the Board being higher for a termination notice for cause than for any other normal action of the Board, and that the action has to be taken at a meeting called specifically for that purpose. Additionally, the provision should not require a prior opportunity to be heard before the Board with counsel or a “reasonable notice” of the Board meeting, although it may allow for a hearing after the fact. The key point is that the Board should be permitted to terminate the executive for cause at any time it needs to do so without any requirement for delay;

i.	Correct the apparent typographical error in Section 11(e) and 11(f)(i) that include the term “Boards” instead of “Board;”

j.	Complete the blanks in Section 12(a);

k.	Amend Section 13 to specifically state that it is subject to, and limited by, the provisions of Section 26(f);

l.	Amend Section 14 to insert the word “reasonable” immediately before the phrase “out-of-pocket expenses.” Also, there appears to be an excessively broad definition of “successful enforcement.” Provide an explanation for the benefits to be received by Equitable by inclusion of this defined term in the EA;

m.	We question the need for the last sentence of Section 15, and prefer that it be eliminated, as it appears to undercut the other provisions of Section 15. Provide an explanation as to the intention of this last sentence and why it is necessary from Equitable’s point of view;

n.	Correct the typographical error in Section 26(a) that refers to Section II(d), as it should be Section 11(d); and

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August 31, 2005

o.	Section 26(e)(i) contains the phrase “at the time the FDIC or the Resolution Trust Corporation,” which is apparently a typographical error and should be deleted.

Response to Comment No. 15:

a.	As requested, three (3) forms of employment agreements have been filed as exhibits to the Form MHC-1 and Form MHC-2: a form of three-year Bank/Company Employment Agreement for Mr. Harbaugh; a form of two-year Bank/Company Employment Agreement for the noted officers; and a form of Bank two-year employment agreement for the noted officers (black-lined to reflect your requested changes). In response to the request for specific information regarding perquisites, we have included Attachment No. 4 for your reference. The noted perquisites are part of the proposed employment agreements and will continue to be offered to the executives as indicated in the chart. Bonus information cannot be provided at this time as the employment agreements do not guarantee a bonus, but rather state that the executives will be eligible to participate in bonus programs (if any) implemented by the Bank and the Company.

b.	The employment agreements have been revised to reflect the cost sharing between the Company and the Bank.

c.	The employment agreements have been revised as requested.

d.	Mr. Harbaugh’s agreement has been amended to reflect the 36 month term. Attachment No. 4 notes that the remaining employment agreements will be for a two-year term.

e.	As noted in Section 11(c)(ii) of the employment agreements, disability payments will end on the earlier of: (A) the date an executive returns to full-time employment at the Bank in the same capacity as he was employed prior to his termination for Disability; (B) executive’s death; or (C) upon attainment of age 65. Payments are reduced by the amount of any short- or long-term disability benefits payable to an executive under any other disability programs sponsored by the Company and the Bank. See the Attachment No. 4 for information on the percentage of base salary to be paid to each executive in the event of Disability.

f.	The employment agreements have been revised as requested.

g.	The employment agreements have been revised as requested.

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August 31, 2005

h.	The employment agreement have been revised as requested.

i.	The term “Board” and “Boards” have been used correctly in the Employment Agreements to reflect the responsibilities of each party.

j.	The employment agreements have been revised as requested.

k.	The employment agreements have been revised as requested.

l.	The employment agreements have been revised to include the term “reasonable”. As for the reference to “successful enforcement”, the term is used to clarify when the prevailing party is reimbursed for expenses associated with litigating an issue arising under the employment agreement.

m.	The employment agreements have been revised as requested.

n.	The employment agreements have been revised as requested.

o.	The typographical error has been corrected.

Comment No. 16:

Provide a statement acknowledging that OTS has not granted approval to the form of EA, and that Equitable’s board finds that entering into the EA with various executive officers of Equitable is in Equitable’s best interests.

Response to Comment No. 16:

The Staff is supplementally advised that the Bank acknowledges that the OTS has not granted approval to the form of Employment Agreement and the Bank’s Board of Directors finds that entering into the proposed Employment Agreements with various executive officers of the Bank is in the Bank’s best interest.

Legal Comments Received via Telephone on August 16, 2005

Comment No. 1:

Please identify all states in which eligible accountholders reside, list the gross amounts of the accounts in each of these states as of the eligibility date(s), identify which of these states you will not offer the securities, and provide a justification why you will not offer securities in these states.

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August 31, 2005

Response to Comment No. 1:

The Company intends to register its shares for offer and sale in the following states:

Arizona, Arkansas, California, Colorado, Florida, Georgia, Idaho, Illinois, Iowa, Kansas, Louisiana, Michigan, Missouri, Nebraska, Nevada, New Mexico, New York, Ohio, Oklahoma, Tennessee, Texas, Virginia, Wisconsin and Wyoming.

The above listed states are those in which either an exemption from registration existed or the Bank had, at December 23, 2003 (the eligibility record date), either at least 10 accounts or average deposit balances of more than $10,000.

The attached BlueSky Report (Attachment No. 5) provides a complete list of the states in which the Bank had depositors as of the eligibility record date, together with the number of accounts and the total deposit balances at such date. The Company has determined not to register its common stock in any state not listed above because the criteria described above are not met.

Comment No. 2:

Provide a copy of SEC comments.

Response to Comment No. 2:

A copy of SEC comments and the Company’s responses is attached.

Comment No. 3:

Please supplementally provide the name and resume of the independent/community foundation individual.

Response to Comment No. 3:

As discussed with OTS Staff, the name and resume of the independent/community foundation director will be provided supplementally prior to closing of the reorganization.

Comment No. 4:

The OTS will be sending the Bank an “Investor Alert” to send to potential subscribers. Please mail this Investor Alert to all potential subscribers.

Response to Comment No. 4:

The comment is noted.

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August 31, 2005

Comment No. 5:

The OTS notes that at March 31, 2005, 78% of deposits were certificates of deposit and that the Company disclosed the recent increase in certificates of deposit was due in part to an increase in public funds. If a sizable portion (10% or more) of certificates of deposit are municipal deposits, then add disclosure to the effect that municipalities are barred from purchasing stock in offering.

Response to Comment No. 5:

The requested disclosure has been added. See page 104.

Comment No. 6:

Bylaws - Integrity Provision - The OTS has recently suspended the processing of applications seeking approval of this bylaw amendment and may be publishing a Notice of Proposed Rulemaking addressing these bylaw amendments. Therefore, please amend the bylaws for all three entities to conform to the pre-approved integrity provision.

Response to Comment No. 6:

The Bylaws have been amended. See the exhibits to the Form MHC-1 and Form MHC-2.

Proxy Statement

Comment No. 7:

Page 11 of proxy statement. Please delete the “Review of Office of Thrift Supervision Action” section and replace with disclosure similar to the OTS paragraph in the “Where You Can Find More Information” section of the prospectus.

Response to Comment No. 7:

The Proxy Statement has been revised. See Item 3 to the Form MHC-1.

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August 31, 2005

Comment No. 8:

Cover page - Please add “or at our discretion at another financial institution” to the sentence regarding the escrow account.

Response to Comment No. 8:

The requested change has been made. See cover page.

Comment No. 9:

Please update all disclosure regarding new branch offices.

Response to Comment No. 9:

The requested change has been made. See pages 2, 19, 39 and 49.

Comment No. 10:

Page 20 - Please update the federal funds rate.

Response to Comment No. 10:

The requested change has been made. See page 20.

Comment No. 11:

Page 27 - Allowance for loan losses as a percent of non-performing loans - Increase from 123.37% to 2,749.77%. Please add a footnote directing investors to an explanation of this increase in the MD&A.

Response to Comment No. 11:

The requested change has been made. See page 27.

Comment No. 12:

Page 51 - Please clarify who will employ the “retail investment employees” - the Bank or the third party registered broker dealer.

Response to Comment No. 12:

The requested change has been made. See page 50.

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August 31, 2005

Comment No. 13:

Page 87 - Please revise branching paragraph to indicate that branch offices are subject to applicable OTS notice or application.

Response to Comment No. 13:

The requested change has been made. See page 83.

Comment No. 14:

Page 107 - Add disclosure regarding the increase of the purchase limitations over 5%.

Response to Comment No. 14:

The requested change has been made. See page 103.

Comment No. 15:

Page 116 - Disclose that Ms. Holmes is currently a director of the Bank.

Response to Comment No. 15:

The requested change has been made. See page 112.

Comment No. 16:

Page 119 - See Comment No. 6 – Revise the director integrity disclosure to conform to the pre-approved bylaw amendment.

Response to Comment No. 16:

The requested change has been made. See page 116.

Accounting Comments

Comment No. 1:

Page 123 - McDermont & Miller to provide similar letter to the OTS as provided to the SEC concerning the change in accountants.

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August 31, 2005

Response to Comment No. 1:

See exhibits to the Form MHC-2.

Comment No. 2:

F-2 - Add commitments and contingencies to face of statement of financial condition.

Response to Comment No. 2:

The requested change has been made. See page F-2.

Comment No. 3:

F-3 - Verify that the parentheses in the “Gain (loss) on sale of foreclosed assets” is correct.

Response to Comment No. 3:

The requested change has been made. See page F-3.

Comment No. 4:

F-3 - Supplementally discuss what is in “Other expenses” including the top five items and anything greater than $20,000.

Response to Comment No. 4:

The top five items in other expenses at June 30, 2005 were the following:

•	FiServe charges - $34,983

•	Loan expenses - $16,576

•	Meals - $14,402

•	FHLB Service Charges - $9,563

•	Bankers Bank Charges - $8,496

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August 31, 2005

Comment No. 5:

F-7 - Headings should include all periods presented including the stub periods.

Response to Comment No. 5:

The financial statements have been updated to include fiscal year June 30, 2005 data. Therefore, no stub periods are presented.

Comment No. 6:

Stub periods – management should include a statement that all adjustments have been made to stub period financial information, similar what is included in a Form 10-Q.

Response to Comment No. 6:

The financial statements have been updated to include fiscal year June 30, 2005 data. Therefore, no stub periods are presented.

Comment No. 7:

F-9 - Foreclosed assets, add that they will be held at the lower of cost or market, less selling expenses, after acquisition.

Response to Comment No. 7:

The requested change has been made. See page F-10.

Comment No. 8:

F-14 - Discuss in MD&A the risks and rewards of the construction and commercial loan portfolios.

Response to Comment No. 8:

A cross reference to the risks of these loan portfolios has been included on pages 49 and 50.

Comment No. 9:

F-14 – Suggest that the discussion of the $250,000 recovery be deleted from the financial statements, and be discussed in more detail in the MD&A. Discuss how the $250,000 recovery is included in recoveries and how this relates to the credit to the allowance for the year.

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August 31, 2005

Response to Comment No. 9:

The requested change has been made. See page F-15 and pages 60, 64 and 66.

Comment No. 10:

F-15 - Either expand to discuss the regulatory meaning of classified assets, or remove the classified asset table.

Response to Comment No. 10:

The table has been removed.

Comment No. 11:

F-20 - In the reconciliation of regulatory capital to GAAP equity, the amount of the allowance for loan losses allocated to impaired loans (on pg F-15) should be excluded from the general allowance for loan losses.

Response to Comment No. 11:

The requested change has been made. See page F-21.

Comment No. 12:

Pg 18 - First paragraph, “As a result, we expect to incur a net loss for the first quarter of 2006. Over time, we anticipate that we will generate sufficient income to offset the expenses.....” This discussion should also be included in MD&A since it is a forward looking statement.

Response to Comment No. 12:

The requested change has been made. See page 48.

Comment No. 13:

Pg 69 – Fourth paragraph under Analysis and Determination of the Allowance for Loan Losses, quantify the word “periodically”.

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August 31, 2005

Response to Comment No. 13:

The requested change has been made. See page 64.

Comment No. 14:

Pg 69 – Seventh paragraph under Analysis and Determination of the Allowance for Loan Losses, change the wording so that the discussion of the amount of specific allowance ties into the amount of allocated loan losses disclosed in the footnotes.

Response to Comment No. 14:

The requested change has been made. See pages 64 and 65.

Comment No. 15:

Pg 69 – Expand on discussion of the recovery and the credit to the allowance in 04.

Response to Comment No. 15:

The requested change has been made. See page 64.

Comment No. 16:

Pg 115 – Charitable Foundation – last few sentences of discussion should also be noted in the footnotes.

Response to Comment No. 16:

The requested change has been made. See page F-27.

Comment No. 17:

If SB-2 not deemed effective within 105 days, recent developments section will be required.

Response to Comment No. 17:

The comment is noted.

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August 31, 2005

Comment No. 18:

Amendment should be blacklined for changes made.

Response to Comment No. 18:

The revised prospectus is blacklined for changes made.

Comment No. 19:

Crowe Chizek to provide updated consent letter and accounting opinion.

Response to Comment No. 19:

An updated consent letter is included as an exhibit to the Form MHC-2 and an audit opinion is included with the financial statements.

Comment No. 20:

Provide a copy of the SEC comments and management’s responses with amendment.

Response to Comment No. 20:

A copy is attached.

Comment No. 21:

If not deemed effective within 135 days of the June 30, 2005 information, a stub period will be required.

Response to Comment No. 21:

The comment is noted.

* * * * *

Application Filing Room

August 31, 2005

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please call the undersigned or Aaron M. Kaslow at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Office of Thrift Supervision Application Filing Room
Donald W. Dwyer, Office of Thrift Supervision - DC
David Permut, Office of Thrift Supervision - DC
Karen Marcotte, Office of Thrift Supervision - DC
Roger Smith, Office of Thrift Supervision - DC
Robert Gaffney, Office of Thrift Supervision - Dallas